Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267821

PROSPECTUS SUPPLEMENT

To Prospectus dated October 28, 2022

LUXURBAN HOTELS INC.

(formerly CorpHousing Group Inc.)

4,191,490 shares of Common Stock

offered by Selling Stockholders

This prospectus supplement relates to the prospectus dated October 28, 2022 (the “prospectus”), as previously supplemented on November 9, 2022, November 15, 2022, November 28, 2022, December 2, 2022, December 21, 2022, and January 19, 2023 that is part of registration statement that registers the resale by the selling stockholders (the “Selling Stockholders”) identified therein (and their permitted transferees) from time to time of up to an aggregate of (a) 2,003,239 shares of our common stock issuable to them upon conversion of 2022 Investor Financing Notes (as defined therein), (b) 2,156,251 shares of our common stock issuable to them upon exercise of 2022 Investor Financing Warrants (as defined therein) and (c) 32,000 shares of our common stock issuable to them upon exercise of our 2022 Investor Financing Agent Warrants (as defined therein).

We are not selling any securities under the prospectus as supplemented hereby and will not receive any of the proceeds from the sale of our common stock by the Selling Stockholders. However, we may receive up to $8,765,800 aggregate gross proceeds from sales of common stock upon cash exercises of the 2022 Investor Financing Warrants and the 2022 Investor Financial Agent Warrants.

The Selling Stockholders may sell or otherwise dispose of the common stock described in the prospectus as supplemented hereby in a number of different ways and at varying prices. See “Plan of Distribution” in the prospectus for more information.

This prospectus supplement is being filed to update and supplement the information previously included in the prospectus, as previously supplemented, with information regarding the Company’s recent sale of common stock in exchange for the forgiveness of certain obligations owed to its third party lenders, and with respect to management’s guidance for certain of the Company’s financial metrics for 2023, which was furnished in a press release made by the Company on February 13, 2023 and filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2023.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is currently listed on The Nasdaq Capital Market or “Nasdaq”, under the symbol “LUXH”. On February 13, 2023, the last reported sales price of our common stock, as reported on The Nasdaq Capital Market, was $2.47 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 10 of the prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 14, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 13, 2023

LuxUrban Hotels Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-41473	82-3334945
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

212 Biscayne Blvd, Suite 253, Miami, Florida	33137
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (833) 723-7368

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.00001 per share	LUXH	The Nasdaq Stock Market LLC

Item 3.02 Unregistered Sales of Equity Securities.

On February 13, 2023, LuxUrban Hotels Inc. (the “Company”) entered into an amended Revenue Share Agreement (“RSA”) with its third-party lenders, Greenle Partners LLC Series Alpha P.S and Greenle Partners LLC Series Beta P.S (together, “Greenle”), pursuant to which the Company issued to Greenle an aggregate of 2,457,002 shares of its unregistered common stock in exchange for the termination of the Company’s existing obligations to pay to Greenle an aggregate of $5 million for the last quarter of 2022 and all quarters in 2023 under revenue share rights previously granted to Greenle by the Company with respect to certain of the Company’s properties. The common stock was issued at an effective price of $2.035 per share, which is equal to 110% the last sale market price reported by Nasdaq on February 10, 2023 (the last trading day prior to the date of execution of the RSA), and 119% of the average last sale market prices of the Company’s common stock for the ten consecutive trading day period through and including such date.

As a result of the transaction, the Company’s growth capital is immediately increased by $5 million through the elimination and conversion of such payment obligations. Relatedly, the Company is increasing 2023 EBITDA projections by $5 million.

The shares were issued under an exemption from the registration requirements of the Securities Act of 1933, as amended, and are restricted and cannot be resold by Greenle without such shares being registered for resale under the Act or an exemption from such registration requirements. Under the terms of the RSA, we will file with the Securities and Exchange Commission a registration statement covering the resale of such shares by Greenle.

The Company issued a press release on February 13, 2023 announcing the above-described transactions, and its updated guidance discussed in Item 7.01 above, and such press release is being filed as an exhibit to this Current Report on From 8-K.

Item 7.01 Regulation FD Disclosure

As a result of the transactions described under Item 3.02 above, for the year ending December 31, 2023, the Company is increasing its guidance for net rental revenue to a range of $115 to $120 million, and EBIDTA to a range of $21 to $25 million, an increase from the Company’s prior guidance for net rental revenue in a range of $100 to $110 million, and EBITDA in a range of $16 to $20 million.

The Company also reiterates its previously issued guidance for the year ended December 31, 2022 for net rental revenue in a range of $42 to $46 million and EBITDA in a range of $7 to $9 million.

This guidance is based on, among other factors, the Company’s current business, economic, and public health conditions; the status of its acquisition pipeline and its ability to close on these potential acquisitions; and its current view of forward-looking unit operating metrics.

The information in this report and the exhibit hereto may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are made based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Actual results or events may differ from those anticipated by forward-looking statements. Please refer to the “Forward Looking Statements” section of the press release filed as an exhibit hereto and the disclosures by the Company in its filings with the Securities and Exchange Commission for information concerning risks, uncertainties, and other factors that may affect future results, including those set forth in its Registration Statement on Form S-1 (No.333-267821), including the section thereof entitled “Risk Factors.”

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit Number	Description
10.1	Revenue Share Agreement, dated as of February 13, 2023

99.1	Press Release issued on February 13, 2023

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2023	LUXURBAN HOTELS INC.

	By:	/s/ Brian Ferdinand
		Name:	Brian Ferdinand
		Title:	Chief Executive Officer and Chairman

2

Exhibit 10.1

LUXURBAN HOTELS INC.

2125 Biscayne Boulevard
Suite 253
Miami, Florida 33137

February 13, 2023

Greenle Partners LLC Series Alpha P.S.

156 W Saddle River Road

Saddle River, New Jersey  07458

Greenle Partners LLC Series Beta P.S.

156 W Saddle River Road

Saddle River, New Jersey  07458

Gentlemen:

Reference is made to (i) the Securities Purchase Agreement dated as of May 27, 2022 (the “May Agreement”) between LuxUrban Hotels Inc. (formerly known as CorpHousing Group, Inc.), a Delaware corporation (the “Company”), and Greenle Partners LLC Series Alpha P.S., a Delaware limited liability company (“Greenle Alpha”), (ii) the Securities Purchase Agreement dated as of June 30, 2022 and amended by the letter agreement dated July 15, 2022 and Addendum to Securities Purchase Agreement dated as of August 15, 2022 (as amended, the “June Agreement”) between the Company and Greenle Alpha, (iii) the Securities Purchase Agreement dated as of September 30, 2022 and amended by the letter agreement dated October 20, 2022 (as amended, the “September Agreement” and, together with the May Agreement and the June Agreement, the “Purchase Agreements”) between the Company and Greenle Alpha, and (iv) the Loan Agreement dated as of November 23, 2022 (the “Loan Agreement”) among the Company, Greenle Alpha and Greenle Partners LLC Series Beta P.S., a Delaware limited liability company (“Greenle Beta” and, together with Greenle Alpha, “Greenle”). Pursuant to the Purchase Agreements and the Loan Agreement, Greenle has acquired a 100% Credit Percentage in the Revenue Share with respect to the premises and properties set forth on Annex A hereto (the “Subject Properties”). Terms used but not defined herein have the respective meanings set forth in the Purchase Agreements.

The per-share last sale price of the Company’s common stock as reported on Nasdaq for February 10, 2023 (the last trading day prior to the execution of this Agreement) was $1.85 (“Last Sale Market Price”), and the average per-share last sale price during the ten consecutive trading day period through and including February 10, 2023 was $1.71 (“Ten Trading Day Average Last Sale Market Price”).

Greenle Partners LLC Series Alpha P.S.

Greenle Partners LLC Series Beta P.S.

February 13, 2023

This letter will confirm our understanding and agreement that, in consideration of the respective agreements of the Company, Greenle Alpha and Greenle Beta set forth herein, the sufficiency of which is hereby acknowledged by such parties, the Company, Greenle Alpha and Greenle Beta acknowledge and agree to the provisions set forth below and will consummate the following transactions:

(i) Payment of Revenue Share on Subject Properties. In lieu of the aggregate cash payments to be made by the Company to Greenle Alpha and Greenle Beta with respect to the Revenue Shares for the Subject Properties for the fiscal quarters ended December 31, 2022, March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023 (the “Total Revenue Share”), the Company shall:

(a) with respect to $5,000,000 of the Total Revenue Share, issue to Greenle an aggregate of 2,457,002 shares of Common Stock (the “Applicable Shares”), representing a per-share price equal to 110% of the Last Sale Market Price, and 119% of the Ten Trading Day Average Last Sale Market Price. The Applicable Shares shall be issued on the dates and in the amounts as follows and the commitment to issue such shares is unconditional and irrevocable in consideration of the forgiveness by Greenle of the $5,000,000 Total Revenue Share obligation; provided, however, that any of such issuance dates can be accelerated upon the written consent of the Company and Greenle:

Date	Greenle Entity	No. of Shares
April 1, 2023	Greenle Alpha	578,072
April 1, 2023	Greenle Beta	36,180
July 1, 2023	Greenle Alpha	578,071
July 1, 2023	Greenle Beta	36,179
October 1, 2023	Greenle Alpha	578,071
October 1, 2023	Greenle Beta	36,179
January 1, 2024	Greenle Alpha	578,071
January 1, 2024	Greenle Beta	36,179

(b) with respect to $1,000,000 of the Total Revenue Share, (x) pay to Greenle Alpha by wire transfer of immediately available funds on each of April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024 an amount equal to $235,275 and (y) pay to Greenle Beta by wire transfer of immediately available funds on each of April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024 an amount equal to $14,725.

(c) with respect to the remaining Total Revenue Share, pay to Greenle by wire transfer of immediately available funds on January 15, 2024, an amount equal to the difference between the Total Revenue Share and $6,000,000, of which 94.11% shall be paid to Greenle Alpha and 5.89% shall be paid to Greenle Beta.

(ii) Delivery of Revenue Share Certificates. Nothing in this letter agreement shall alter or amend the obligation of the Company to deliver to Greenle a Revenue Share Certificate for each Subject Property for each calendar quarter at the times and in the manner as required by the Purchase Agreements and the Loan Agreement. In addition to such deliveries, in connection with the payments on January 15, 2024 required by Paragraph (i)(c) above, the Company shall deliver to Greenle for each Subject Property a Revenue Share Certificate for the fiscal quarter ended December 31, 2023, together with the Company’s calculation of the amount payable by the Company pursuant to Paragraph (i)(c) above.

(iii) Registration of Applicable Shares. Greenle acknowledges that the Applicable Shares will initially be issued without registration under the Securities Act and will have a restrictive legend as contemplated for the shares of Common Stock issued or to be issued upon conversion or exercise of the securities of the Company issued pursuant to the Purchase Agreements. The Company agrees to register the resale by Greenle of the Applicable Shares under the Securities Act within 120 days of the date of this letter agreement.

Greenle Partners LLC Series Alpha P.S.

Greenle Partners LLC Series Beta P.S.

February 13, 2023

If the foregoing accurately sets forth our understanding and agreement as to the matters set forth above, please acknowledge your agreement by signing below and returning to us a copy of this letter.

Very truly yours,

LuxUrban Hotels Inc.

By:	/s/ Brian Ferdinand
Name: Brian Ferdinand
Title: Chief Executive Officer

ACKNOWLEDGED and AGREED:

Greenle Partners LLC Series Alpha P.S.

By:	/s/ Alan Uryniak
Name: Alan Uryniak Title: Manager

Greenle Partners LLC Series Beta P.S.

By:	/s/ Alan Uryniak
Name: Alan Uryniak Title: Manager

Exhibit 99.1

LuxUrban Hotels Inc. Increases Growth Capital by $5 Million

via Amended Revenue Share Agreement

New Growth Capital Earmarked for Specific New Property Launches to

Drive Further Growth of LuxUrban’s Asset Light Business Model

Company Increases 2023 Net Rental Revenue and EBITDA Guidance

MIAMI, FL – February 13, 2023 - LuxUrban Hotels Inc. (Nasdaq: LUXH) (or “the Company”), which utilizes a long-term lease, asset-light business model to acquire and manage a growing portfolio of short-term rental properties in major metropolitan cities, announced today that it has entered into an amended Revenue Share Agreement (“RSA”) with its lenders that will immediately increase the Company’s growth capital by $5 million through the elimination and conversion of certain payment obligations. As a result, the Company is increasing 2023 EBITDA projections by $5 million.

Among the terms included in the amended RSA, in exchange for the termination of an aggregate $5 million in cash payments that the Company had been obligated to pay Greenle Partners LLC Series Alpha P.S and Greenle Partners LLC Series Beta P.S (collectively, “Greenle”) for the last quarter of 2022 and all quarters in 2023 in connection with the Revenue Share rights granted to Greenle by the Company with respect to certain of the Company’s properties, the Company shall issue to Greenle an aggregate 2,457,002 shares of unregistered common stock at specified dates and amounts ending January 1, 2024. The common stock will be issued to Greenle at an effective price of $2.035 per share, which is equal to 110% the last sale market price reported by Nasdaq on February 10, 2023, and 119% of the average last sale market prices of the Company’s common stock for the ten consecutive trading day period through and including such date.

“We appreciate Greenle’s willingness to amend the terms of the RSA and are grateful for their continued support,” said Brian Ferdinand, Chairman and CEO of LuxUrban Hotels. “We believe that the restructuring of these cash payment obligations into equity by these sophisticated lenders demonstrates their faith in our ability to deliver long-term value for all shareholders, while validating our growth and vision for the future.  The Revenue Share model applied only to our unaffiliated pre-IPO investors on a limited number of our current properties and is accounted for within our revised EBITDA projections.  We are now able to deploy up to $5 million of this newly available capital towards specific new property launches to drive further growth via our asset light business model.  We currently have 18 short-term stay hotel properties under long-term lease in five cities across the United States and are pursuing a robust pipeline of inventory.  We are confident that this transaction, the previously announced debt to equity conversions, and the current trajectory of our business will allow us to utilize projected cash flows to substantially reduce or potentially eliminate our debt in 2023, while still meeting our projected growth targets. We continue to look forward to our future with confidence.”

Additional terms and details regarding the amended RSA shall be available in a Form 8-K to be filed by the Company with the Securities and Exchange Commission on or about February 13, 2023.

Increases 2023 Net Revenue and EBITDA Guidance

For the year ending December 31, 2023, the Company is increasing its guidance for net rental revenue to a range of $115 to $120 million, and EBIDTA to a range of $21 to $25 million, an increase from the Company’s prior guidance for net rental revenue in a range of $100 to $110 million, and EBITDA in a range of $16 to $20 million.

The Company also reiterated its previously issued guidance for the year ended December 31, 2022 for net rental revenue in a range of $42 to $46 million and EBITDA in a range of $7 to $9 million.

This guidance is based on, among other factors, the Company’s current business, economic, and public health conditions; the status of its acquisition pipeline and its ability to close on these potential acquisitions; and its current view of forward-looking unit operating metrics.

LuxUrban Hotels Inc.

LuxUrban Hotels Inc. utilizes a long-term lease, asset-light business model to acquire and manage a growing portfolio of short-term rental properties in major metropolitan cities. The Company’s future growth focuses primarily on seeking to create “win-win” opportunities for owners of dislocated hotels, including those impacted by COVID-19 travel restrictions, while providing LuxUrban Hotels favorable operating margins. LuxUrban Hotels operates these properties in a cost-effective manner by leveraging technology to identify, acquire, manage, and market them globally to business and vacation travelers through dozens of third-party sales and distribution channels, and the Company’s own online portal. Guests at the LuxUrban Hotels properties are provided high quality service under the Company’s consumer brand, LuxUrbanTM.

Forward Looking Statements

This press release contains forward-looking statements, including with respect to financial guidance, scheduled property openings, expected closing of noted lease transactions, and continued closing on additional leases for properties in the Company’s pipeline, as well the Company’s anticipated ability to commercialize efficiently and profitably the properties it leases and will lease in the future. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those set forth under the caption “Risk Factors” in the prospectus forming part of the Company’s effective Registration Statement on Form S-1 (File No. 333-267821). Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, leasing terms, high-level occupancy rates, and sales and growth plans. The financial projections provided herein are based on certain assumptions and existing and anticipated market, travel and public health conditions, all of which may change. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

CONTACT
LuxUrban Hotels Inc.	The Equity Group Inc.
Shanoop Kothari	Devin Sullivan
Chief Financial Officer	Managing Director
shanoop@luxurbanhotels.com	(212) 836-9608
dsullivan@equityny.com

David Shayne, Analyst
The Equity Group Inc.
(212) 836-9628 dshayne@equityny.com